April 15, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Joshua Shainess
Celeste M. Murphy
Kathryn Jacobson
Lisa Etheredge

Re:	Sonim Technologies, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted April 3, 2019
CIK No. 0001178697

Ladies and Gentlemen:

On behalf of Sonim Technologies, Inc. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated April 9, 2019 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to its Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 3, 2019 (the “Draft Registration Statement”).

The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Registration Statement marked to show all changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

April 15, 2019

Page Two

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

Risks Related to this Offering and Our Common Stock

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole..., page 35

1.    We note your response to comment 8 and your disclosure on page 103 that your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please bifurcate your risk factor disclosure as to the two choice of forum provisions and discuss the risks of each and questions of enforceability separately.

The Company respectfully advises the Staff that it has revised the disclosure on pages 35 and 36 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2017 and 2018, page 54

2.    Please disclose the extent to which your 129.8% revenue growth was attributable to AT&T’s FirstNet contract, which was referenced elsewhere in your filing.

The Company respectfully advises the Staff that it has revised the disclosure on page 55 of the Registration Statement to disclose the extent to which the Company’s 129.8% revenue growth was attributable to AT&T. The Company respectfully notes that the Company transacts directly with AT&T and its designated affiliates but does not transact with FirstNet, which is operated and managed by AT&T. AT&T began sales of mobile phones to public safety end customers in March 2018. The Company does not receive any data from AT&T or FirstNet related to end customers, including any information related to quantity of the Company’s mobile phones that are sold by AT&T to its FirstNet public safety end customers versus other customers.

Liquidity and Capital Resources, page 55

3.    Considering that your borrowings per the Statement of Cash Flows as of December 31, 2018 are materially different than the period-end amounts recorded in your Balance Sheet, please provide additional narrative regarding intra-period variations in your borrowings to facilitate investor understanding of your liquidity position. Please refer to Section II.A of the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis (September, 2010) at https://www.sec.gov/rules/interp/2010/33-9144fr.pdf.

The Company respectfully advises the Staff that it has revised the disclosure on page 59 of the Registration Statement.

Note 1 – The Company and its Significant Accounting Policies Revenue Recognition , page F-9

4.    We note your response to comment 18 and your revised disclosures throughout the filing. For design, certification and approval activities that do not involve significant customization, please revise to clarify if these costs are reimbursable and if you consider them to be pre-production expenses related to a long-term supply agreement. Please separately address costs incurred before and after receipt of a product award letter. Refer to ASC 340-10-25-1.

April 15, 2019

Page Three

The Company respectfully advises the Staff that it has revised the significant policy disclosures of Property and Equipment and Revenue Recognition on page F-9 of the Registration Statement. The Company respectfully notes that, as disclosed on page F-9 of the Registration Statement, the Company does not charge separately for design, certification and approval activities that do not involve significant customization. As a result, the Company notes that there is no reimbursement of such costs.

Note 4 – Borrowings, page F-22

5.    We note that some of your financial covenants were temporarily suspended and/or changed during 2018. Please revise to clarify if you continue to have a positive EBITDA covenant as of December 31, 2018 and beyond. If so, please disclose the covenant requirements. If not, please revise to disclose that it has been temporarily suspended, waived or otherwise is not required. Please also disclose if you were in compliance with all applicable financial covenants as of December 31, 2018. Similarly revise your MD&A liquidity disclosures beginning on page 55.

The Company respectfully advises the Staff that it has revised the disclosure on pages 56 and F-23 of the Registration Statement.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5055 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon Gavenman

Jon E. Gavenman

cc:	Robert Plaschke, Sonim Technologies, Inc.
James Walker, Sonim Technologies, Inc.
Michael Tenta, Cooley LLP
Marina Remennik, Cooley LLP
Richard Kline, Goodwin Procter LLP
Heidi Mayon, Goodwin Procter LLP